InspereX LLC

(SEC I.D. No. 8-52081)

Statement of Financial Condition as of December 31, 2021 and Report of Independent Registered Public Accounting Firm

This report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A Statement of Financial Condition and Report of Independent Registered Public Accounting Firm, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Documen

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52081

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 _____ AND ENDING 12/31/2021 _____
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **InspereX LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 South Wacker Drive, Suite 3400
(No. and Street)

Chicago	**IL**	**60606**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Belka	**312-379-3722**	**tomb@insperex.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

1 North Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

10/20/2003		**238**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Thomas Belka_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __InspereX LLC_____, as of __12/31_____, 2 _021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
PATRICIA E ALLEN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/19/22

Signature:

Title:
CFO

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of InspereX LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of InspereX LLC (formerly known as Incapital LLC) (the "Company") as of December 31, 2021, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chicago, Illinois
February 28, 2022

We have served as the Company's auditor since 2011.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, www.pwc.com/us

INSPEREX LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS

Cash	$ 934,684
Securities owned — at fair value	74,615,107
Securities purchased under agreements to resell	23,010,106
Operating lease right of use assets	9,202,522
Receivable from broker dealers	2,994,749
Receivable from Affiliate	4,000
Interest and dividends receivable	1,514,852
Other assets	1,736,330
Total assets	$ 114,012,350

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Payable to Parent	$ 1,072,531
Payable to broker dealers	8,604,127
Payable to Affiliate	969,186
Securities sold, not yet purchased — at fair value	31,843,107
Securities sold under agreements to repurchase	22,324,655
Operating lease liabilities	9,963,170
Accounts payable and accrued expenses	12,348,857
Total liabilities	87,125,633
MEMBER'S EQUITY	26,886,717
Total liabilities and member's equity	$ 114,012,350

The accompanying notes are an integral part of these financial statements.

INSPEREX LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

1. ORGANIZATION AND NATURE OF BUSINESS

InspereX LLC (the "Company"), formerly known as Incapital LLC, an Illinois limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company engages in the underwriting and trading of debt and preferred equity securities.

The Company is a wholly owned subsidiary of InspereX Holdings LLC (the "Parent"), formerly known as Incapital Holdings LLC.

2. BUSINESS MERGER

280 Securities LLC, a wholly owned subsidiary of the Parent, engaged primarily in the underwriting and trading of fixed income securities, merged into the Company on July 1, 2021, upon FINRA approval. The net assets which were contributed by the Parent to the Company totaled $4,766,128 and were comprised of the following assets and liabilities:

Assets

Cash	$ 185,400
Securities owned	18,701,666
Receivable from broker dealers	1,199,757
SDN Receivable	5,000,000
Receivable from Parent	3,691,941
Operating lease right of use assets	1,669,173
Other assets	424,544
Total assets	**$ 30,872,481**

Liabilities

Securities sold, not yet purchased	$ 3,294,267
Payable to broker dealers	14,593,798
Secured demand note	5,000,000
Subordinated loan	1,000,000
Operating lease liabilities	1,759,078
Accounts payable and accrued expenses	459,210
Total liabilities	**$ 26,106,353**

In accordance with guidance on accounting for transactions between entities under common control, the Company has presented the revenues and expenses of 280 Securities LLC for the period commencing March 1, 2021, which represents the inception date of common control between the Company and 280 Securities LLC.

INSPEREX LLC

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Use of Estimates — The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned and Securities Sold, Not Yet Purchased — Securities owned and securities sold, not yet purchased, consist of securities underwritten by the Company or purchased in the secondary market. They are reported in the Statement of Financial Condition at fair value based on quoted market prices, prices for similar securities, or prices based on models using observable inputs. Pricing inputs include US Treasury rates, credit spreads, and observable trades from both the Trade Reporting and Compliance Engine developed by FINRA and dealers.

Derivative Financial Instruments — Derivative financial instruments ("Derivatives") used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures, are based on quoted market prices.

Realized gains or losses on Derivatives are recognized in the Statement of Operations with trading revenues. Fair values of exchange-traded futures are recorded in payable to broker dealers on the Statement of Financial Condition.

Cash — Cash includes cash on hand. As of December 31, 2021, the Company had cash accounts which exceeded federally insured limits and are therefore not subject to FDIC insurance.

Risks — Credit risk represents the potential financial loss that the Company would incur if a counterparty fails to meet its contractual obligation. The Company is engaged in various trading and brokerage activities with other financial institutions. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial instrument. The Company periodically reviews the credit standing of each counterparty.

The current coronavirus (COVID-19) pandemic and the ongoing response of the U.S. government and various state, local, and foreign governments have adversely affected global business activities and have resulted in significant uncertainty in the global economy and volatility in financial markets. Given the significant global health, market, employment and economic impacts of COVID-19 and the uncertainty of its duration, the Company cannot reliably predict the total impact of COVID-19 on financial markets or its financial results. The Company has several ongoing measures to support the health and well-being of its customers and employees, as well as measures to optimize firm resources and control costs. The ongoing measures include, among other things, the technological support for all employees to work remotely as needed.

Resale and Repurchase Agreements — Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings. It is the policy of the Company to obtain possession of collateral with a fair value approximately equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. The Company may also be required by counterparties to deposit additional collateral on a daily basis on sales of securities under agreements to repurchase.

Income Taxes — The Company is treated as a partnership for U.S. tax purposes. ASC No. 740, *Income Taxes*, requires the Company to determine whether a tax position has a greater than fifty percent likelihood of being realized upon settlement with the applicable taxing authority, which could result in the Company recording a

INSPEREX LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

tax liability that would reduce net income. The Company does not have any significant uncertain tax positions as of December 31, 2021 and is not aware of any tax positions that will significantly change during the next twelve months. The tax information for the years ending December 31, 2018 through December 31, 2021 remain open to examination by federal authorities under the statute of limitations. The years open to examination by state and other local government authorities vary by jurisdiction, but the statute of limitations is generally three to four years from the date the tax return is filed.

4. LEASES

The Company has several operating leases for office space and office equipment. The Company determines if an operating lease exists at the inception of a contract and when the terms of an existing contract are modified. Leases with an initial term of 12 months or less are not recorded on the Statement of Financial Condition. All other operating leases are recorded on the Statement of Financial Condition, with right of use assets representing the right to use the underlying asset for the lease term and lease liabilities representing the obligation to make lease payments. The lease liability and right of use asset are initially recognized on the commencement date. The lease liability is based on the net present value of the future lease payments. Net present value is calculated using the Company's incremental borrowing rate. The right-of-use asset is based on the lease liability and any deferred rent balances accumulated prior to the commencement date. The lease liability and right of use asset will subsequently be remeasured when an existing contract is modified, or any impairment is recognized. Lease expenses are recognized on a straight-line basis over the lease term.

The weighted-average remaining lease term was 8 years as of December 31, 2021, and the weighted-average discount rate was 3.7%.

The following table illustrates the maturities of lease liabilities related to operating leases:

Maturities of Lease Liabilities
for the Years Ending December 31

2022	$	1,609,719
2023		1,574,076
2024		1,621,294
2025		1,271,959
2026		1,098,252
Thereafter		4,356,581
Total undiscounted lease payments	$	11,531,881
Less: Imputed interest		(1,568,711)
Total lease liabilities	$	9,963,170

The right of use asset is considered to be a non-allowable asset and the lease liability is considered to be aggregate indebtedness when calculating net capital. However, the right of use asset can be deducted from total non-allowable assets up to the amount of the corresponding lease liability per FINRA Regulatory Notice 19-08.

INSPEREX LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

5. **FAIR VALUE MEASUREMENTS**

Securities owned and securities sold, not yet purchased, as of December 31, 2021, are as follows:

	Owned		Sold, Not Yet Purchased
Level 1			
Preferred equity securities	$ 4,781,510		$ 14,618,288
Futures contracts	-	*	5,555
Total Level 1	4,781,510		14,623,843
Level 2			
Corporate debt securities	2,891,467		940,466
U.S. Treasuries	-		16,284,353
Agency securities	52,722,881		-
Mortgage backed securities	8,901,361		-
Municipal Securities	5,135,465		-
Brokered certificates of deposit	182,423		-
Total Level 2	69,833,597		17,224,819
Level 3	-		-
Total	$ 74,615,107		$ 31,848,662

*Included in payable to broker dealers on the Statement of Financial Condition.

The Company held no Level 3 securities during the year ended December 31, 2021. There were no transfers between the fair value hierarchy levels during the year ended December 31, 2021.

ASC 820-10, *Fair Value Measurements and Disclosures* which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820-10 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements. Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820-10 establishes a fair value hierarchy. The three levels of the fair value hierarchy are described below:

- *Level 1* — Quoted prices in active markets for identical securities.

- *Level 2* — Other significant observable inputs other than quoted prices in active markets (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

- *Level 3* — Significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

The following is a description of the valuation methodologies used for securities measured at fair value, based on the Statement of Financial Condition classification.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used to value the Company's security positions as of December 31, 2021 were as follows:

INSPEREX LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

- *Preferred equity securities and futures* — Based on quoted market prices in active markets.

- *Corporate debt, U.S. Treasuries and Agency securities* — Based on quoted market prices, prices for similar securities, or prices based on models using observable inputs. Pricing inputs include US Treasury rates, credit spreads, and observable trades from both the Trade Reporting and Compliance Engine developed by FINRA and dealers.

- *Mortgage backed securities* — Based on quoted market prices, prices for similar securities, or prices based on models using observable inputs. Pricing inputs include U.S. Treasury rates, To-Be-Announced mortgage pool prices, credit spreads, and prepayment forecasts.

- *Municipal securities* — Based on quoted market prices based on bid and ask prices, observable trades, or quoted market prices based on bid and ask prices for securities of comparable quality, maturity, and interest rate.

- *Brokered certificates of deposit* — Based on quoted market prices, prices for similar securities, or prices based on models using observable inputs. Pricing inputs include U.S. Treasury rates, and credit spreads.

6. MANAGEMENT AND LICENSING FEES

The Company has entered into a management agreement (the "Agreement") with the Parent, whereby the Parent provides the Company with administrative services and office facilities in exchange for a management fee determined in accordance with the terms of the Agreement. As of December 31, 2021, $1,072,531 was unpaid and is included in payable to parent on the Statement of Financial Condition.

The Company has entered into a management agreement (the "Affiliate Agreement") with an affiliate company, whereby the affiliate is a wholly owned subsidiary of the Parent. The Company provides the affiliate with administrative and management services in exchange for a management fee determined in accordance with the terms of the Affiliate Agreement. As of December 31, 2021, $4,000 was unpaid and is included in receivable from affiliate on the Statement of Financial Condition.

The Company has entered into a management and licensing agreement (the "Affiliate Agreement") with an affiliate company, whereby the affiliate is a wholly owned subsidiary of the Parent. The affiliate provides the Company with Technology services. These services include general technology support along with a license fee, which provides access to the firm's proprietary trading and sales platforms. These services are provided in exchange for a management and license fee determined in accordance with the terms of the Affiliate Agreement. As of December 31, 2021, $969,186 was unpaid and is included in Payable to Affiliate on the Statement of Financial Condition.

7. OFF-BALANCE SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, which are used to manage market risks. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates. Derivative transactions are entered into in an attempt to hedge other positions or transactions.

Futures contracts provide for the delayed delivery or purchase of securities at a specified future date at a specified price or yield. Futures contracts are executed on an exchange. The credit risk of exchange-traded financial instruments is reduced by the regulatory requirements of the individual exchanges. Cash settlement on

INSPEREX LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

futures contracts is made on a daily basis for market movements. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties to specific positions. During the year ended December 31, 2021, the Company had an average monthly notional amount of $33,492,000 of derivative contracts outstanding. At December 31, 2021, the Company had a notional amount of $4,500,000 outstanding in derivative contracts, composed of 44 long interest rate futures contracts and 1 short interest rate futures contracts, which had one day of variation margin not settled of $5,555 and is included in payable to broker dealers on the Statement of Financial Condition. Futures are recorded at fair value, which represents the difference between the contract price at the trade date and the closing price on the valuation date as reported on the exchange on which the futures contracts are traded. Futures contracts are classified as Level 1 within the fair value hierarchy.

The Company has sold securities that it does not currently own and is, therefore, obligated to purchase such securities at a future date. The Company has recorded these obligations in the Statement of Financial Condition at December 31, 2021 at the fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2021. Substantially all of the Company's securities owned, at fair value at December 31, 2021 have been pledged as margin with the Company's clearing broker dealer.

The Company finances a significant portion of its securities transactions. Financing risks include the exposure the Company has to margin requirements in place with clearing brokers and counterparties, and the risk that ongoing financing arrangements may not be available in the future at rates which are desirable to the Company. Changes in margin requirements, including the related changes in fair value of investments, may result in the Company having to pledge additional margin or to sell securities to meet required margin. These activities may take place when market conditions are not optimal and may result in a realized loss on securities transactions and additional margin requirements with clearing brokers and counterparties.

8. **REGULATORY REQUIREMENTS**

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 and computes its net capital requirements under the basic method, which requires that the Company maintain minimum net capital equivalent to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as these terms are defined.

At December 31, 2021, the Company had net capital, as defined, of $18,238,247, which was $17,243,132 in excess of its required net capital of $995,115. The Company's ratio of aggregate indebtedness to net capital was 0.82 to 1.

As an introducing broker-dealer, the Company does not take possession or control of cash or securities for customers and, therefore, claims exemption from the possession or control and reserve requirements based on Rule 15c3-3(k)(2)(ii) under the Securities Exchange Act of 1934.

9. **OTHER RELATED PARTIES**

One of the Company's corporate issuers is a unit holder of the Parent

The Company entered into a $10,000,000 revolving loan agreement on December 1, 2018, with its Parent with a maturity date of December 31, 2023. All accrued interest on the loan is due July 31 of each year until maturity or until paid in full. As of December 31, 2021, there has been no activity and there were no amounts outstanding related to this loan agreement.

INSPEREX LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

10. EMPLOYEE COMPENSATION AND BENEFITS

In April 2009, the Parent adopted the Incapital Holdings LLC Equity Incentive Plan (the "Plan"). The Plan provides the grant of equity-based awards in the form of restricted share units, options, or bonus shares of the Parent (collectively, "the Awards") to employees of the Company. The total number of shares authorized under the Plan is 1,250,000. The Plan is administered by the Parent's Compensation Committee (the "Committee"). The Committee has the authority and discretion to determine the extent and terms (including vesting) of the Awards granted, as well as those eligible to receive the Awards. The plan is classified as an equity-based plan. There were no awards granted in the current year under the Plan.

In January 2017, the Parent adopted the Incapital Holdings LLC Equity Tracking Incentive Plan (the "Tracking Plan"). The Tracking Plan provides the grant of Equity Tracking Units ("the ETU Awards") of the Parent to employees of the Company. The Tracking Plan is administered by the Equity Tracking Incentive Plan Review Committee (the "ETI Committee") appointed by the board of the Parent but, with oversight from the Parent's Compensation Committee. The ETI Committee has the authority and discretion to determine the extent and terms (including vesting) of the ETU Awards granted, as well as those eligible to receive the ETU Awards. The Tracking Plan is classified as a liability-based plan.

Effective January 20, 2020, the Parent entered into a unit option award agreement, which provides for the granting of options to purchase 1,250,000 units. The options vest equally over 5 years. Option terms were determined by the compensation committee of the Company's executive board. The estimated fair value of the awards totaled approximately $3,131,739 at the grant date.

Effective January 1, 2021, the Parent entered into a unit option award agreement, which provides for the granting of options to purchase 1,250,000 units. The options vest over 4 years. Option terms were determined by the compensation committee of the Company's executive board. The estimated fair value of the awards totaled approximately $3,827,592 at the grant date.

11. COLLATERAL

The Company received a loan from Fifth Third Bank, National Association in the amount of $2,637,860 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act on March 21, 2021. The loan bears interest at a rate of 1% and had a maturity of 5 years from the date received. The loan was closed out in September of 2021.

Securities purchased under agreements to resell and securities sold under agreements to repurchase result from transactions with other brokers and dealers. These are accounted for as collateralized financing transactions and are recorded at the amount of cash collateral advanced or received. Securities purchased under agreements to resell transactions require the Company to deposit cash or other collateral with the lender. As of December 31, 2021, the Company advanced $23,010,106 of cash collateral with other brokers and dealers and received U.S. Treasury Securities with a market value of approximately $22,889,112 related to those transactions. Securities sold under agreement to repurchase transactions require the borrower to deposit cash or other collateral with the Company. As of December 31, 2021, the Company received $22,324,655 of cash from security borrowers and loaned securities with a market value of $24,209,906 related to those transactions. The Company monitors the market value of securities sold under agreements to repurchase and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Interest is accrued on securities purchased under agreements to resell and securities sold under agreement to repurchase and the related amounts are included in other assets or liabilities in the Statement of Financial Condition.

INSPEREX LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

The following tables present, as of December 31, 2021, the gross liability for securities sold under repurchase agreements disaggregated by classes of collateral pledged and by remaining contractual maturity of the agreements.

Collateral	Repurchase Agreements
U.S. Government Agencies	$ 22,324,655

Contractual Maturity

	Overnight and Open	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase Agreements	$ 22,324,655	$ -	$ -	$ -	$ 22,324,655

The following table presents the gross and net repurchase agreements and futures contracts and the related offsetting amounts.

Offsetting of Financial Liabilities

	Gross amounts of recognized liabilities	Gross amounts offset in the statement of financial condition	Net amounts of assets presented in the statement of financial condition	Gross amounts not offset in the statement of financial condition *	Net amount
Repurchase agreements	$ 22,324,655	$ -	$ 22,324,655	$ 22,324,655	$ -

INSPEREX LLC

**NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021**

Offsetting of Financial Assets and Derivative Assets

	Gross amounts of recognized assets	Gross amounts offset in the statement of financial condition	Net amounts of assets presented in the statement of financial condition	Gross amounts not offset in the statement of financial condition *	Net amount
Futures contracts	$ 5,555	$ -	$ 5,555	$ -	$ 5,555
Reverse Repurchase agreements	23,010,106	-	23,010,106	22,889,112	120,994
Total	$ 23,015,661	$ -	$ 23,015,661	$ 22,889,112	$ 126,549

*The amount of collateral is limited to the total net exposure (prior to collateral) by counterparty.

12. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is involved in legal, regulatory and arbitration proceedings, including class actions, primarily concerning matters arising in connection with the conduct of its broker dealer activities. These include proceedings specific to the Company, as well as proceedings generally applicable to business practices in the industries in which it operates. Uncertain economic conditions, heightened and sustained volatility in the financial markets, and significant financial reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

In the normal course of business, the Company enters underwriting commitments. There were no open transactions related to these underwriting commitments as of December 31, 2021.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were available for issuance. No events requiring disclosure or recognition were identified.

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